UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

SCHEDULE 13D/A
Amendment No. 1
THE SECURITIES EXCHANGE ACT OF 1934

Innovative Acquisitions Corp.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

NONE
(CUSIP Number)

Faraaz Siddiqi
12 Georgiana Drive
Cumberland, Rhode Island 02864
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

September 29, 2011
(Date of Event which Requires Filing of this Statement)

If the person filing has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box:  ☐.

If the information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section  of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1)	NAME OF REPORTING PERSON

Faraaz Siddiqi

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	☐
(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS

PF

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

	7)	SOLE VOTING POWER	1,000,000
NUMBER
OF SHARES
BENEFICIALLY	8)	SHARED VOTING POWER	0
OWNED BY
EACH
REPORTING	9)	SOLE DISPOSITIVE POWER	1,000,000
PERSON
WITH
	10)	SHARED DISPOSITIVE POWER	0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,000,000

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.33%

14)	TYPE OF REPORTING PERSON IN

Item 1.  Security and Issuer.

This Amendment No. 1 to the Schedule 13D filed by the Reporting Person (as hereinafter defined) on  November 19, 2007, relates  to the common stock, par value $0.0001 per share (the "Common Stock") of Innovative Acquisitions Corp. with an address at c/o Faraaz Siddiqi, 12 Georgiana Drive, Cumberland, Rhode Island 02864.

Item 2.  Identity and Background.

(a)	The name of the reporting person is Faraaz Siddiqi (the “Reporting Person”).

(b)	The business address of the Reporting Person is 12 Georgiana Drive, Cumberland, Rhode Island 02864.

(c)	The Reporting Person is a self employed freelance consultant with a principal business address at 12 Georgiana Drive, Cumberland, Rhode Island 02864.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the U.S.A.

Item 3.  Source and Amount of Funds or Other Consideration.

On September 29, 2011, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Puma Biotechnology, Inc. (“Puma”) will be merged with and into IAC Merger Corporation a wholly owned subsidiary of the Issuer (the “Merger”).  In connection with the terms of the Merger Agreement, upon the closing of the Merger, the Company and the Reporting Person will enter into a Redemption Agreement pursuant to which the Issuer will repurchase the one million (1,000,000) shares of Common Stock of the Issuer owned by the Reporting Person, for a per share purchase price equal to $0.0133 per share.

In addition, the terms of the Merger Agreement provide that the current officers and directors of the Issuer shall resign and certain designees of Puma shall be appointed to serve as officers and directors of the issuer resulting in a change of control of the Issuer at the effective time of the Merger.

Item 4.  Purpose of Transaction.

The disclosure provided in Item 3 above is incorporated herein by reference.

tem 5.  Interest in Securities of the Issuer.

(a)  As of the date of this filing, the Reporting Person beneficially owns 1,000,000 shares (the “Shares”) of Common Stock of the Issuer representing 33.33% of the issued and outstanding shares of Common Stock of the Issuer.  Upon the consummation of the transactions contemplated by the Merger Agreement and Redemption Agreement, the Reporting Person will not own any shares of Common Stock of the Issuer of record or beneficially.

(b)  The Reporting Person has the sole right to vote and dispose, or direct the deposition of the Shares.

(c)  On April 27, 2007, the Reporting Person acquired the Shares from the Issuer.

In connection with the Merger Agreement and Redemption Agreement and the transactions contemplated thereby, the Issuer will repurchase the Shares from the Reporting Person at a per share purchase price equal to $0.0133.

(d)  Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares.

(e)  The Reporting Person will cease to be the owner of 5% or more of the Common Stock of the Issuer immediately following the Effective Time (as such term is defined in the Merger Agreement) of the Merger.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The disclosure included in Item 3 above is incorporated herein by reference.  The Merger Agreement is filed as Exhibit 2.1 to the Issuer’s Form 8-K filed on October 4, 2011 and incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

99.1	Agreement and Plan of Merger, dated September 29, 2011*

*Filed as Exhibit 2.1 to the Issuer’s Form 8-K filed on October 4, 2011 and incorporated herein by this reference.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 4, 2011

/s/ Faraaz Siddiqi
Faraaz Siddiqi